August 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Virpax Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File No. 333-281080

WITHDRAWAL OF ACCELERATION REQUEST

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 26, 2024, in which we, as the placement agent of the proposed public offering on a best efforts basis of securities of Virpax Pharmaceuticals, Inc. (the “Company”), joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Monday, August 26, 2024, at 5:00 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

RBW Capital Partners LLC

By:	/s/ Philip Gaucher
Name:	Philip Gaucher
Title:	Managing Partner

Dominari Securities LLC

By:	/s/ Cosme Ordonez
Name:	Cosme Ordonez
Title:	Managing Director, Head of Investment Banking